[Oppenheimer Wolff & Donnelly LLP Letterhead]

Plaza VII, Suite 3300
45 South Seventh Street
Minneapolis, MN 55402-1609
www.Oppenheimer.com

Main:	(612) 607-7000
Fax:	(612) 607-7100
E-Mail:	TMarek@Oppenheimer.com

February 17, 2009

VIA EDGAR AND FEDERAL EXPRESS

Mr. H. Roger Schwall

Division of Corporate Finance — M/S 7010

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

Re:	Mesabi Trust - File No. 001-04488
Form 10-K for the Fiscal Year Ended January 31, 2008
Filed April 11, 2008

Dear Mr. Schwall:

We are responding on behalf of Mesabi Trust (the “Trust”) to your comment letter dated February 12, 2009 regarding the Trust’s Form 10-K for the fiscal year ended January 31, 2008, as filed with the Securities and Exchange Commission (the “Commission”) on April 11, 2008.  For your convenience, we have repeated the comment from your letter in boldface print and the Trust’s response is provided below the comment.  As indicated in your February 12, 2009 letter, the Trust will provide such revised disclosure in its Form 10-K for the fiscal year ended January 31, 2009 and in subsequent filings.

Form 10-K for the fiscal year ended January 31, 2008

1.              In your response to prior comment 3, you identify specific factors that might cause the level of legal expenses to vary from year to year — i.e. changes in applicable regulations, the use of junior versus more senior attorneys.  However, the sample language you have provided appears to be less specific and would not inform the reader as to why those expenses may have increased or decreased as compared to the prior year.  Please confirm that you will provide more specific disclosure in your future filings.

Response: As discussed with the Staff on February 13, 2009, the Trust will provide more specific disclosure in future filings to inform the reader of the reasons why the level of legal expenses may have increased or decreased from year to year.

Separately, please note that there has been a change in the representative of the Corporate Trustee of Mesabi Trust, Deutsche Bank Trust Company Americas.  Please update the Commission’s records so that all future correspondence from the Commission to the Trust is directed to the name and address listed below instead of the previous name and address of record.  We will also reflect this change in future filings.

Kenneth R. Ring

Deutsche Bank Trust Company Americas, Corporate Trustee

Trust & Securities Services — GDS

60 Wall Street, 27th Floor

New York, NY 10005

It is my understanding that, upon confirmation on behalf of the Trust as described above, the Staff has no further comments at this time.

If you have further questions or comments, please contact me at (612) 607-7309.  Thank you.

Sincerely,

/s/ Thomas R. Marek

Thomas R. Marek

cc:	Mr. John Lucas
Mr. Ken Schuler
Mr. James Ehrenberg
Mr. David Hoffman
Mr. Richard G. Lareau, Esq.
Mr. Kenneth R. Ring, Deutsche Bank Trust Company Americas
Mr. Norman F. Sprague, III